UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – October 23, 2008

WIRELESS AGE COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

NEVADA	**001-31338**	**98-0336674**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 King Road, Suite 102
King City, Ontario Canada L7B 1M3
(Address of principal executive offices)

(905) 833-2753
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Table of Contents

Item 1.01 Entry into Material Definitive Agreement

SaskTel Agreement

On October 23, 2008, Wireless Age Communications, Inc. (the "Company") and its controlling shareholder Newlook Industries Corp. ("Newlook") entered into a Repayment Agreement (the "Repayment Agreement") with Saskatchewan Telecommunications ("SaskTel") pursuant to which it agreed to pay amounts owed by the Company's wholly owned subsidiary Wireless Source Distribution Ltd. ("Wireless Source") over a one year period beginning November 30, 2008. Newlook is the controlling shareholder of the Company.

On August 19, 2008, the Company announced that SaskTel and the Company mutually agreed to terminate the Prepaid Cellular Service Card Distribution Agreement (the "Prepaid Agreement") effective September 30, 2008. The Company earned less than 3% profit margin under the Prepaid Agreement. Recently the profit margin percentage had declined due to the introduction of a cardless or ePin service. The Company believed continuing to provide the service for SaskTel in light of falling margins and rising costs made little economic sense.

Effective September 30, 2008, Wireless Source was indebted to SaskTel in the sum of $6,366,071 (the "SaskTel Indebtedness") for prepaid card purchases under the Prepaid Agreement. As of October 23, 2008, SaskTel was indebted to Wireless Age Communications Ltd. ("Wireless Age") in the amount of $1,718,835 under a Master Distributorship Agreement (the "Distributorship Agreement") by and between Wireless Age and SaskTel.

Pursuant to the Repayment Agreement, the SaskTel Indebtedness would be paid as follows:

November 30, 2008	$250,000
December 31, 2008	250,000
January 31, 2009	300,000
February 28, 2009	300,000
March 31, 2009	350,000
April 30, 2009	350,000
May 31, 2009	400,000
June 30, 2009	400,000
July 31, 2009	450,000
August 31, 2009	450,000
September 30, 2009	1,433,035
October 31, 2009	1,433,036

Pursuant to the Repayment Agreement, the Company agreed with SaskTel that; 1) SaskTel would retain all payments owed by SaskTel to Wireless Age under the Distributorship Agreement until the sum of such payments equaled the amount of indebtedness owed by the Company and Newlook to TCE Capital Corporation ("TCE") under senior secured loans (the "TCE Loans"). Upon such amounts held equaling the then balance of the TCE Loans balance, SaskTel agreed to pay TCE such balance on behalf of the Company, Wireless Age, Wireless Source and Newlook. As of October 23, 2008 the balance of the TCE Loans was $2,730,617, 2) SaskTel would receive a first charge security interest in the assets of Wireless Age after the TCE Loans have been repaid, 3) upon signing the Repayment Agreement, Wireless Age agreed to provide a guarantee to SaskTel for the SaskTel Indebtedness, and 4) SaskTel would receive the right to offset amounts not paid on a monthly basis by the Company to SaskTel against amounts owed by SaskTel to Wireless Age under the Distributorship Agreement, in the event the Company did not make a payment under the Repayment Agreement.

Pursuant to the Repayment Agreement, SaskTel agreed to an arrangement whereby the Company could avoid interest charges on the SaskTel Indebtedness, as follows; interest would not accrue under the SaskTel Indebtedness until January 1, 2009. If the Company prepaid $1,000,000 of the SaskTel Indebtedness, due to be paid per the repayment schedule on October 31, 2009, on or before December 31, 2008, then interest would not accrue until April 1. 2009. If the Company prepaid a further $1,000,000 of the SaskTel Indebtedness, partially due to be paid per the repayment schedule on September 30, 2009 and October 31, 2009, on or before March 31, 2009, then interest would not begin to accrue until July 1, 2009. If the Company prepaid a further $1,000,000 of the SaskTel Indebtedness, partially due to be paid per the repayment schedule on August 31, 2009 and September 30, 2009, on or before June 30, 2009, then interest would not be charged on any part of the SaskTel Indebtedness. SaskTel and the Company agreed that interest, if incurred under the arrangement, would be at a rate of 1% pre month, compounded monthly.

Newlook also agreed to pledge its investment in the Company to SaskTel as additional security if any of the $1,000,000 prepayment amounts were not made on any of December 31, 2008, March 31, 2009 and June 30, 2009.

A copy of the Repayment Agreement is attached hereto as Exhibit 10.13 and is incorporated by reference.

Cross Guarantee and Indemnification Agreement

On October 23, 2008, the Company entered into a Cross Guarantee and Indemnification Agreement (the "Indemnification Agreement") with Newlook. The Company and Newlook agreed to execute the agreement following recent queries from the Securities and Exchange Commission about the lending relationship between TCE, Newlook and the Company and the specific legal rights of the Company in the event the Company repaid principal or interest to TCE on behalf of Newlook.

Pursuant to the Indemnification Agreement, the Company and Newlook agreed to guarantee and indemnify each other for potential interest or principal amounts paid by the Company or Newlook to TCE on behalf of each other. Newlook also agreed to pay interest to the Company at the same rate of interest as specified under the TCE Loans.

As a result of the Repayment Agreement described earlier in this report, once the TCE Loans are fully repaid, Newlook is obligated to provide the Company the same security interest in its assets which was previously provided by Newlook to TCE. However, concurrent with repayment of the TCE loans by SaskTel, the Company has agreed to forbear from demanding repayment of the amounts owed by Newlook to the Company and has agreed to discharge or release its first charge security interest in Newlook's assets in order for Newlook to pledge a first charge security interest to others in any potential financing transaction for the purpose of repaying amounts owed by Newlook to the Company.

A copy of the Indemnification Agreement is attached hereto as Exhibit 10.14 and is incorporated by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are being furnished as part of this report.

Exhibit Number	Description
10.13	Repayment Agreement dated October 23, 2008
10.14	Cross Guarantee and Indemnification Agreement dated October 23, 2008
99.1	Press Release dated October 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Wireless Age Communications, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIRELESS AGE COMMUNICATIONS, INC.

Dated: October 29, 2008

By: /s/ Gary Hokkanen
      Name: Gary Hokkanen
      Title: Chief Financial Officer

<u>Exhibit Index</u>

10.13   Repayment Agreement dated October 23, 2008

10.14   Cross Guarantee and Indemnification Agreement dated October 23, 2008

99.1   Press Release dated October 29, 2008

Exhibit 10.13

THIS AGREEMENT MADE IN DUPLICATE, as of the 23rd day of October, 2008.

BETWEEN:


SASKATCHEWAN TELECOMMUNICATIONS,

(herein called "SaskTel")

-and-

WIRELESS AGE COMMUNICATIONS LTD.
(herein called "Wireless Age")

-and-

WIRELESS SOURCE DISTRIBUTION LTD.
(herein called "Wireless Source")

-and-

NEWLOOK INDUSTRIES CORP.
(herein called "Newlook")

REPAYMENT AGREEMENT


WHEREAS:

A. SaskTel and Wireless Source entered into a Prepaid Cellular Service Card Distribution Agreement dated July 31, 2002 and amended pursuant to a Prepaid Cellular Service Card Distribution Amendment Agreement dated February 28, 2003 and a Prepaid Cellular Service Card Distribution Agreement – ePin Amending Agreement dated December 22, 2004 (collectively, the "Prepaid Card Agreement").

B. SaskTel and Wireless Age entered into a Master Distributorship Agreement dated March 31, 2003 (the "Distributorship Agreement").

C. As of September 30, 2008, Wireless Source is indebted to SaskTel in the amount of $6,366,070.58 pursuant to the Prepaid Card Agreement. All amounts owing by Wireless Source to SaskTel pursuant to the Prepaid Card Agreement are herein referred to as the "Indebtedness".

D. Wireless Source is indebted in the amount of the Indebtedness to SaskTel and SaskTel is entitled to immediately take steps to enforce repayment of the Indebtedness.

E. As of October 23, 2008, SaskTel is indebted to Wireless Age in the amount of $1,718,835.10 pursuant to the Distributorship Agreement. All amounts now owing or hereafter becoming payable by SaskTel to Wireless Age pursuant to the Distributorship Agreement are herein referred to as the "SaskTel Payable".

F. Wireless Age, Wireless Source and Newlook are indebted or otherwise obligated to TCE Capital Corporation ("TCE") in the aggregate amount of approximately $2,730,617 (collectively, the "TCE Loans") and in respect of which TCE holds perfected security interests in the property and assets of Wireless Age, Wireless Source and Newlook (collectively, the "TCE Security").

G. SaskTel has agreed, upon certain terms and conditions more particularly described in this Agreement, not to make any further demand for payment of the Indebtedness or from taking any steps to enforce repayment of the Indebtedness.

H. Wireless Age has agreed, upon certain terms and conditions more particularly described in this Agreement, to guarantee repayment of the Indebtedness to SaskTel and to provide a first charge security interest in the assets of Wireless Age.

I. The parties consider it to be in their mutual interest to enter into this Agreement to:

(a) Confirm the various respective obligations owed to SaskTel by Wireless Source and Wireless Age;

(b) Confirm the terms and conditions upon which SaskTel has agreed to accept repayment of the Indebtedness.

J. This paragraph and the preceding nine (9) paragraphs are hereinafter collectively referred to as the "Recitals".

NOW, THEREFORE, THIS AGREEMENT WITNESSETH that, in consideration of the mutual covenants and obligations herein contained, and other good and valuable consideration, the receipt and sufficiency of each of which is hereby acknowledged by SaskTel, Wireless Age and Wireless Source, the parties hereto agree as follows:

1. **Confirmations**

1.1 Wireless Age and Wireless Source acknowledge, represent and warrant to SaskTel that the Recitals to this Agreement are accurate and complete and form an integral part of this Agreement.

1.2 The parties hereto each hereby acknowledge, covenant and agree with the other as follows:

   (a) The Indebtedness is a valid and enforceable obligation owed by Wireless Source to SaskTel and is enforceable by SaskTel against Wireless Source in accordance with its terms.

2. **Guarantee by Wireless Age**

2.1 Concurrent with the execution of this Agreement, Wireless Age agrees to execute the form of guarantee attached to this Agreement as Schedule "A".

2.2 Wireless Age undertakes to provide a first charge security position, in form satisfactory to all parties, to SaskTel upon repayment of the TCE Loans pursuant to the provisions of Article 4.1.

3. **Payments by Wireless Age and Wireless Source**

3.1 Wireless Age and/or Wireless Source shall repay the Indebtedness in accordance with the following schedule:

   (a) the sum of $250,000 on November 30, 2008;

   (b) the sum of $250,000 on December 31, 2008;

   (c) the sum of $300,000 on January 31, 2009;

(d) the sum of $300,000 on February 28, 2009;

(e) the sum of $350,000 on March 31, 2009;

(f) the sum of $350,000 on April 30, 2009;

(g) the sum of $400,000 on May 31, 2009;

(h) the sum of $400,000 on June 30, 2009;

(i) the sum of $450,000 on July 31, 2009;

(j) the sum of $450,000 on August 31, 2009

(k) the sum of $1,433,035.29 on September 30, 2009;

(l) the sum of $1,433,035.29 plus accrued interest, if any, on October 31, 2009.

3.2 Interest shall not begin to accrue on the balance of the Indebtedness before January 1, 2009. Subject to the provisions of Clause 3.3 interest shall accrue at the rate of 1% per month, compounded monthly (12.68% annual equivalent).

3.3 If Wireless Age and/or Wireless Source prepays $1,000,000 principal under Clause 3.1(k) on or before December 31, 2008 interest shall not begin to accrue on the balance of the Indebtedness before April 1, 2009 and if Wireless Age and/or Wireless Source prepays a further $1,000,000 principal under Clause 3.1 (l) and (k) on or before March 31, 2009 interest shall not begin to accrue on the Indebtedness before July 1, 2009 and if Wireless Age and/or Wireless Age prepays the remainder not previously prepaid under Clause 3.1(k) on or before June 30, 2009 no interest will be charged or owing on any part of the Indebtedness.

4. Payment by SaskTel

4.1 SaskTel hereby acknowledges and confirms the amount of the SaskTel Payable set out in Recital E. SaskTel shall continue to withhold payment of the SaskTel Payable until the aggregate amount of the SaskTel Payable equals the then balance of the TCE Loans, at which time SaskTel shall pay to TCE such balance as a full and complete repayment of the TCE Loans against discharge by TCE of the TCE Security; provided that SaskTel shall not be required to pay to TCE such balance as repayment of the TCE Loans unless Wireless Source and Wireless Age have granted to SaskTel the security interest contemplated in Section 4.2 hereof; and further provided that if Wireless Source and Wireless Age have not granted to SaskTel the security interest contemplated in Section 4.2 hereof, such balance shall be paid by SaskTel to TCE for an assignment by TCE to SaskTel of the TCE Loans and the TCE Security in the assets of Wireless Age and Wireless Source. Upon completion of any such assignment to SaskTel of the TCE Loans and TCE Security in the assets of Wireless Age and Wireless Source as hereinbefore provided, Wireless Age and Wireless Source acknowledge and agree that the assigned TCE Security shall secure not only the TCE Loans but also all other obligations of Wireless Age and Wireless Source to SaskTel.

4.2   Prior to or concurrent with SaskTel paying to TCE the TCE Loans balance, Wireless Age and Wireless Source shall grant to SaskTel a first charge security interest or mortgage of all of the assets of Wireless Age and Wireless Source and each of Wireless Age and Wireless Source shall take all steps reasonably necessary to obtain such security interests, including all required supporting documents and registrations.

4.3   If Wireless Age and/or Wireless Source fails to make any of the required payments described in Article 3.1 or any of the prepayments on each of December 31, 2008, March 31, 2009 or June 30, 2009, described in Article 3.3, SaskTel, Newlook the controlling shareholder of Wireless Age Communications, Inc. agrees to pledge the common shares of Wireless Age Communications, Inc. to SaskTel as additional security for the Indebtedness.

4.4   SaskTel agrees to provide all reasonable legal documentation and assurances with respect to the provisions of Section 4.1 to TCE upon signing this Agreement and each of Wireless Age, Wireless Source and Newlook hereby consent to SaskTel doing so and to TCE and SaskTel directly exchanging information as to the Indebtedness, the SaskTel Payable, the TCE Loans and the TCE Security as against the assets of Wireless Age and Wireless Source.

5.   **Financial Information**

5.1   Wireless Age and Wireless Source shall, concurrent with the execution of this Agreement, provide to SaskTel the following documents and/or information:

   (a) a copy of all loan and security agreements under which either Wireless Age or Wireless Source are obligated to repay indebtedness or have granted security to TCE Capital;

   (b) a copy of the most recent annual financial statements for Wireless Age and Wireless Source;

   (c) particulars of any payments made by Wireless Age and/or Wireless Source out of the ordinary course of business in the last 12 months, including, without limitation, any dividends paid or any payments made to related parties.

5.2 Wireless Age and Wireless Source shall, not later than the 20th calendar day of each month, commencing on October 20, 2008 and continuing until the Indebtedness is repaid in full, provide to SaskTel the following financial information:

(a) an aged accounts receivable and accounts payable listing for each of Wireless Age and Wireless Source effective as of the last day of the preceding month;

(b) monthly bank statements detailing all receipts and disbursements for each of Wireless Age and Wireless Source for the preceding month.

6. Enforcement

6.1 Subject to the terms and conditions of this Agreement, SaskTel agrees that it will not proceed to enforce repayment of the Indebtedness until after 12:00 o'clock midnight on October 31, 2009.

6.2 SaskTel may, in its absolute and unfettered discretion, grant a further period of time during which SaskTel will not proceed to enforce its rights , but SaskTel shall not be obligated to grant such extensions under any circumstances, and nothing in this Agreement shall constitute any representation, waiver, or acknowledgement by SaskTel that it intends to, or will, grant such extensions.

6.3 SaskTel hereby agrees that upon full, complete and final performance by Wireless Age and/or Wireless Source of each of the covenants, responsibilities and obligations in accordance with the time limits herein specified, SaskTel shall be deemed to have accepted the aforesaid payments, covenants, sums of money, terms and conditions in full and final satisfaction of the Indebtedness owed by the Wireless Age and Wireless Source to SaskTel.

6.4 Wireless Age and Wireless Source hereby acknowledge that this Agreement shall not release them from any of their liabilities, obligations and responsibilities with respect to any other arrangements between themselves and SaskTel (other than the Indebtedness).

7.   **Default**

7.1 SaskTel may terminate this Agreement forthwith in the event that:

   (a) Wireless Age and/or Wireless Source do not make payments as required by this Agreement;

   (b) Wireless Age and/or Wireless Source do not observe, perform or adhere to the terms and conditions in this Agreement;

   (c) Wireless Age and/or Wireless Source breach any promise, representation or warranty made in this Agreement or Wireless Age and/or Wireless Source provide any false or misleading information to SaskTel which materially affects this Agreement;

   (d) Wireless Age and/or Wireless Source cease or threaten to cease to carry on in the normal course of business or any material part thereof;

   (e) Wireless Age and/or Wireless Source become insolvent, commit an act of bankruptcy, or make a proposal or file an assignment for the benefit of creditors under the *Bankruptcy and Insolvency Act* (Canada) or similar legislation in Canada or any other jurisdiction, or are the subject of a proceeding in bankruptcy or receivership;

   (f) the holder of a charge against the property of Wireless Age and/or Wireless Source takes possession of such property, or a distress, execution or other similar process is levied against any part of the property of Wireless Age and/or Wireless Source;

   (g) SaskTel in good faith and upon commercially reasonable grounds believes that the prospect of payment or performance is or is about to be impaired.

7.2 In the event of the termination of this Agreement, or upon the expiry of the period described in Section 6.1 of this Agreement or any extension thereof agreed to by SaskTel, Wireless Age and Wireless Source agree that SaskTel or an agent for SaskTel, may forthwith take all steps it deems necessary to enforce repayment of the Indebtedness, including, without limitation, setting off against the Indebtedness any amounts owed by SaskTel to Wireless Age and/or Wireless Source in excess of the then outstanding balance of the TCE Loans (if any) SaskTel agrees that while this Agreement is in effect and during the period described in Section 6.1 of this Agreement, SaskTel will limit set off of amounts owing to Wireless Age and/or Wireless Source against the Indebtedness to the amount of the scheduled payment or payments described in Section 3.1 that are owing at the time of the set off by SaskTel and that have not been made by Wireless Source and/or Wireless Age. Wireless Source and Wireless Age agree that this limited right of set off shall apply only provided that no more than two (2) consecutive scheduled payments as set forth in Section 3.1 of this Agreement are not paid when required by Wireless Source and/or Wireless Age.

8.   Miscellaneous

8.1   This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the Canadian federal laws which are applicable in the Province of Saskatchewan.

8.2   Each of the parties hereby attorns to the non-exclusive jurisdiction of the courts ofSaskatchewan.

8.3   Any notice or other documentation required to be given to any party hereunder shall be given to that party at the address set out in Schedule "B" hereto.

8.4   If any one or more of the provisions contained in this Agreement shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

8.5   This Agreement shall enure to the benefit of and be binding upon SaskTel, Wireless Age and Wireless Source and their respective successors, assigns, officers, directors, employees, servants and agents (as the case may be).

8.6   The records of SaskTel shall be *prima facie* proof of the outstanding amount of the Indebtedness owed by Wireless Age and Wireless Source to SaskTel in respect of the Indebtedness, of the amount of any payment made, of the amount of any part of the Indebtedness which is in default, and of any notice or demand being made.

8.7   Wireless Age and Wireless Source and Newlook hereby acknowledge and agree that they have entered into this Agreement freely without coercion or duress by SaskTel or any of its officers, directors, employees, servants or agents.

8.8   The parties agree that all the rights and remedies of SaskTel hereunder and under any agreement delivered pursuant hereto are cumulative and are in addition to, without prejudice to, and shall not be deemed to exclude, any other right or remedy allowed to SaskTel hereunder or any agreement delivered pursuant hereto, except as specifically set out herein.

8.9   The parties also agree that all rights and remedies of SaskTel may be exercised concurrently.

8.10   The parties agree that time shall be of the essence of this Agreement in all respects.

8.11   The parties hereby agree that they will execute such further documents, deeds, assurances and that they will do all such acts as may be reasonably required to fully implement the intent of this Agreement.

8.12 No condoning, excusing, or waiver by either party of any default, breach, or non-observance by the other party at any time or times with respect to any covenants or provisos contained in this Agreement shall constitute a waiver by that party of its rights to act upon such or further default, breach, or non-observance.

8.13 This Agreement may be executed in counterparts and shall be fully binding if executed in counterparts.

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the date first written above.

SASKATCHEWAN TELECOMMUNICATIONS

Per:_____

Authorized Signing Officer

Per:_____

Authorized Signing Officer

WIRELESS AGE COMMUNICATIONS LTD.

Per:_____

Authorized Signing Officer

WIRELESS SOURCE DISTRIBUTION LTD.

Per:_____

Authorized Signing Officer

NEWLOOK INDUSTRIES CORP.

Per:_____

Authorized Signing Officer

SCHEDULE "A"

GUARANTEE

WHEREAS:

1. Wireless Source Distribution Ltd. ("Wireless Source") is indebted to Saskatchewan Telecommunications ("SaskTel") in the amount of $6,366,070.58 as of September 30, 2008 (the "Indebtedness").

2. Wireless Age Communications Ltd. ("Wireless Age") has agreed to execute this Guarantee in consideration of SaskTel entering into a Repayment Agreement with Wireless Source. (the "Repayment Agreement")

NOW THEREFORE Wireless Age does hereby covenant, promise and agree in favour of and with SaskTel as follows:

(a) Wireless Age unconditionally guarantees to SaskTel the due payment by Wireless Source of the Indebtedness and interest at the time and in the manner provided for in the Repayment Agreement and the due performance and observance by Wireless Source of all covenants, conditions, stipulations and provisos contained in the Repayment Agreement.

(b) That as between SaskTel and Wireless Age, Wireless Age is and shall continue liable as principal debtor under all the covenants contained in the Repayment Agreement notwithstanding any transaction which may take place between Wireless Source and SaskTel or any neglect or default of SaskTel which might otherwise operate as a discharge whether partial or absolute of Wireless Age if it were a surety only of Wireless Source and without restricting the generality of the foregoing notwithstanding the granting of time or other indulgence to Wireless Source.

(c) SaskTel, in its absolute discretion or in the absolute discretion of any officer or agent, and without diminishing the liability of Wireless Age, may grant time or may vary the term of repayment or may grant other indulgences to Wireless Source and any other person or persons now or hereafter liable to SaskTel in respect of the Indebtedness and interest and may give up, modify, vary, exchange, renew or abstain from perfecting or taking advantage of any security in whole or in part and may discharge any part or parts or accept any composition or arrangements or realize upon the said security or any security when and in such manner as SaskTel or any officer thereof may think expedient, and in no case shall SaskTel be responsible for any neglect or omission with respect to any such security. Any account settled or stated by or between SaskTel and Wireless Source may be adduced by SaskTel and shall in that case be accepted by Wireless Age as conclusive evidence that the balance or amount thereof thereby appearing is due by Wireless Source to SaskTel.

(d) That Wireless Age will not at any time claim to be subrogated in any manner to the position of SaskTel and will not claim the benefit of any security at the time held by SaskTel PROVIDED HOWEVER that in the event of Wireless Age paying to SaskTel all the monies remaining unpaid then Wireless Age shall be entitled on demand made by it in writing to SaskTel to the assignment of and such of the said security remaining in SaskTel at the time such notice is received by it.

(e) That SaskTel shall not be bound to exhaust its recourse against Wireless Source or other parties or any security it may hold before requiring payment from Wireless Age and SaskTel may enforce the various remedies available to it and may realize upon the various securities held by it or any part thereof in such order as SaskTel may determine.

(f) That if default shall occur under the Repayment Agreement, Wireless Age shall forthwith upon demand being made upon it by SaskTel pay to SaskTel all principal, interest, costs and expenses due by virtue of this Guarantee, the Repayment Agreement or any security.

(g) That no change in the name, objects, capital stock, or constitution of Wireless Source shall in any way affect the liability of Wireless Age, either with respect to a transaction occurring before or after any such change and SaskTel shall not be concerned to see or enquire into the powers of Wireless Source or any of its Directors or other agents acting or purporting to act on its behalf and monies, advances, renewals or credits in fact borrowed or obtained from SaskTel shall be deemed to be and form part of the Indebtedness hereby guaranteed, notwithstanding that such borrowing may be in excess of the powers of Wireless Source or of its Directors or other agents aforesaid or be in any way irregular, defective or informal.

(h) That this Guarantee shall extend to and enure to the benefit of SaskTel and its successors and assigns and reference hereunto to the undersigned or to Wireless Age is a reference to and shall be construed as including its successors and assigns.

IN WITNESS WHEREOF Wireless Age has executed this Guarantee as of the 23rd, day of October, 2008.

WIRELESS AGE COMMUNICATIONS LTD.

Per: _____

Authorized Signing Officer

**SCHEDULE "B"**

**NOTICES**

TO: **SASKTEL**
Saskatchewan Telecommunications
Legal Department
2121 Saskatchewan Drive
Regina, Saskatchewan S4P 3Y2
Attention: V.P. Corporate Counsel & Regulatory Affairs
Fax: (306)569-8445

TO: **Wireless Source Distribution Ltd.**
1401 Broad Street
Regina, Saskatchewan
S4R 1Y8
Attention: Allen Cowie
Fax: (306)751-7726

AND TO:

Wireless Age Communications Inc. & Wireless Age Communications Ltd.
3565 King Road, Suite 102
King City, Ontario
L7B 1M3
Attention: Gary Hokkanen
Fax: (905) 833-9847

AND TO:

Newlook Industries Corp.
144 Front St. West, Suite 700
Toronto, Ontario M5J 2L7
Attention: Gary Hokkanen
Fax: (647) 722-7363

Exhibit 10.14

CROSS GUARANTEE AND INDEMNIFICATION AGREEMENT

WHEREAS, For valuable consideration, the receipt and sufficiency of which is acknowledged, **NEWLOOK INDUSTRIES CORP.**, a corporation incorporated under the laws of the Province of British Columbia (the **"Guarantor"**), has covenanted and agreed with **TCE CAPITAL CORPORATION** (the **"Creditor"**) to absolutely and unconditionally guarantee the payment forthwith after demand, of the debts or liabilities, whether direct, contingent or otherwise, present or future, matured or not, which, **WIRELESS AGE COMMUNICATIONS, INC.**, a corporation incorporated under the laws of Nevada, U.S.A, **WIRELESS AGE COMMUNICATIONS LTD.** and **WIRELESS SOURCE DISTRIBUTION LTD.**, corporations incorporated under the laws of the Province of Saskatchewan (collectively the **"Debtors"** and individually a **"Debtor"**), have incurred or are under or may incur or be under to the Creditor, whether arising from dealings between the Creditor and any of the Debtors or from any dealings or proceedings by which any of the Debtors may become in any manner whatsoever liable to the Creditor whether as principal or surety or otherwise and the Guarantor has guaranteed to the Creditor the payment of all costs, expenses and solicitor's fees incurred by the Creditor in connection with any default on the part of any of the Debtors in making payment to the Creditor;

AND WHEREAS, For valuable consideration, the receipt and sufficiency of which is acknowledged, **WIRELESS AGE COMMUNICATIONS, INC.**, a corporation incorporated under the laws of Nevada, U.S.A (the **"Guarantor"**), has covenanted and agreed with **TCE CAPITAL CORPORATION** (the **"Creditor"**) to absolutely and unconditionally guarantee the payment forthwith after demand as hereinafter provided, of the debts or liabilities, whether direct, contingent or otherwise, present or future, matured or not, which **NEWLOOK INDUSTRIES CORP.**, a corporation incorporated under the laws of the Province of British Columbia (the **"Debtor"**), has incurred or is under or may incur or be under to the Creditor, whether arising from dealings between the Creditor and the Debtor or from any dealings or proceedings by which the Debtor may become in any manner whatsoever liable to the Creditor whether as principal or surety or otherwise and the Guarantor has guaranteed to the Creditor the payment of all costs, expenses and solicitor's fees incurred by the Creditor in connection with any default on the part of any of the Debtor in making payment to the Creditor;

IN CONSIDERATION of the sum of ONE DOLLAR ($1.00) and other good and valuable consideration paid by Wireless Age Communications, Inc. and Newlook Industries Corp. to one another, the receipt and sufficiency of which is acknowledged, the parties hereto agree as follows:

a) NEWLOOK INDUSTRIES CORP. shall indemnify and hold harmless Wireless Age Communications, Inc. of and from any and all manner of payments made to TCE Capital Corporation on behalf of or on account for Newlook Industries Corp. including interest at the rate chargeable by TCE Capital Corp., and claims, demands, suits, actions or judgments contingent and otherwise which hereafter may be asserted, instituted or recovered against the Wireless Age Communications, Inc. including without limiting the generality of the foregoing, arising out of or in connection with the Factoring Agreement with TCE Capital Corporation dated January 9, 2006 and amended on December 11, 2007 which result from a default of the said Agreement by Newlook Industries Corp.

b) WIRELESS AGE COMMUNICATIONS, INC. shall indemnify and hold harmless Newlook Industries Corp. of and from any and all manner of payments made to TCE Capital Corporation on behalf of or on account for Wireless Age Communications, Inc., Wireless Age Communications Ltd. and Wireless Source Distribution Ltd. including interest at the rate chargeable by TCE Capital Corp., and claims, demands, suits, actions or judgments contingent and otherwise which hereafter may be asserted, instituted or recovered against the Newlook Industries Corp. including without limiting the generality of the foregoing, arising out of or in connection with the Factoring Agreement with TCE Capital Corporation dated January 9, 2006 and amended on December 11, 2007 which result from a default of the said Agreement by Wireless Age Communications, Inc., Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.

c) Newlook Industries Corp. agrees to provide Wireless Age Communications, Inc. with a first charge security position in its assets in the event that Wireless Age Communications, Inc. makes payment to TCE Capital Corporation on behalf of Newlook Industries Corp.

d) Wireless Age Communications, Inc. agrees to provide Newlook Industries Corp. with a first charge security position in its assets in the event that Newlook Industries Corp. makes payment to TCE Capital Corporation on behalf of Wireless Age Communications, Inc.

e) Newlook Industries Corp. and Wireless Age Communications, Inc. agree with each other to negotiate and act reasonably to modify, postpone or forbear on the enforcement of indemnity payments, as may be required, arising from within Cross Guarantee and Indemnification Agreement.

Dated at Toronto   this   day of October, 2008

WIRELESS AGE COMMUNICATIONS, INC

By: _____

Name: Gary Hokkanen
Title: Chief Financial Officer
    (Authorized Signing Officer)

NEWLOOK INDUSTRIES CORP.

By: _____

Name:Jason Moretto
Title: President
    (Authorized Signing Officer)

WIRELESS SOURCE DISTRIBUTION LTD.

By: _____

Name: Gary Hokkanen
Title: Chief Financial Officer
    (Authorized Signing Officer)

WIRELESS AGE COMMUNICATIONS, LTD

By: _____

Name: Gary Hokkanen
Title: Chief Financial Officer
    (Authorized Signing Officer)

Exhibit 99.1

WIRELESS AGE COMPLETES EXIT OF PREPAID CARD BUSINESS

TORONTO, ONTARIO, October 29, 2008 – Wireless Age Communications, Inc. (OTCBB:WLSA), ("Wireless Age" or "the Company") announced today that it has agreed on the terms and conditions of exiting the prepaid card distribution business.

As previously announced in a press release on August 25, 2008, the Company and its Saskatchewan cellular network services provider (the "Network Services Provider") mutually agreed to terminate the Prepaid Cellular Service Card Distribution Agreement (the "Prepaid Agreement") effective September 30, 2008. Historically, the Company earned less than 3% profit margin under the Prepaid Agreement. With the recent introduction of a cardless or ePin service, the profit margin had become negligible. The Company believed that continuing to provide the service for the Network Services Provider in light of falling margins and rising costs made little economic sense.

As of September 30, 2008, the Company owed its Network Services Provider approximately CAD$6.4 million for prepaid card purchases and the parties agreed to repay this debt over a one year period beginning November 30, 2008. As of October 23, 2008, the Network Services Provider owed the Company approximately $1.7 million. Based on current level of operations, the Network Services Provider will pay the Company approximately $7-8 million for adding new customers and servicing existing customers on their cellular network.

The Network Services Provider and the Company agreed that they will retain all payments to the Company until the amount payable equals the amount of the loans obtained by the Company and its controlling shareholder Newlook Industries Corp. from its senior secured asset based lender. As of October 23, 2008, the amount of these loans was approximately $2.7 million. Once the amounts are equal, the Network Services Provider will discharge the loans on behalf of the Company and Newlook, and will receive a first charge security interest in certain of the Company's assets.

The Company and Newlook also entered into a Cross Guarantee and Indemnification Agreement under which Newlook agreed to guarantee and indemnify the Company for interest or principal amounts effectively paid by the Company to its senior secured asset based lender on behalf of Newlook. Newlook also agreed to pay interest to the Company at the same rate of interest as specified under the loans. As part of this agreement, Newlook is obligated to provide the Company the same security interest in its assets which was previously provided by Newlook to the asset based lender. However, the Company agreed not to demand repayment of the amounts owed by Newlook to the Company and agreed to release its first charge security interest in Newlook's assets in order for Newlook to pledge a first charge security interest to others in any potential financing transaction for the purpose of repaying amounts owed by Newlook to the Company.

For a more detailed explanation of these agreements we refer interested parties to the Company's Form 8-K filed today with the SEC and posted on the Company's website.

John G. Simmonds, Wireless Age CEO stated: "In essence we took this opportunity, with the support of one of our most important business partners, to refinance the ongoing business on extremely favourable terms. Under this agreement we have the ability, subject to meeting certain payment dates, to pay zero interest. It also allows us a soft landing from the exit of a line business we viewed as no longer in our best interests. We plan to refocus management's efforts on more profitable components of our continuing operations."

About Wireless Age

Wireless Age Communications, through its 99.7% owned subsidiary, Wireless Age Communications Ltd., is in the business of operating retail cellular and telecommunications outlets in cities in western Canada. Through its other wholly owned subsidiary, Wireless Source Distribution Ltd., the company distributes two-way radio products, wireless accessories and various battery and ancillary electronics products in Canada.

For more information contact:

John G. Simmonds, Chairman & CEO
905-833-2753 ext. 223
or
Andrew Barwicki, Investor Relations
516-662-9461